UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The following is the text of an announcement released to the London Stock
Exchange by Royal Dutch Shell plc on December 27, 2013

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY ("PDMRs") AND CONNECTED PERSONS

Notification relating to a transaction notified in accordance with: DR 3.1.4
R(1)(a)

Date of Notification: 27 December 2013

Today’s date: 27 December 2013

Name of Issuer: Royal Dutch Shell plc

Date of transaction: 23 December 2013

Name of Directors/PDMRs
Directors and PDMRs who have shareholdings in Royal Dutch Shell PLC ("RDS")
acquired under employee share plans (names listed below)

Nature of the transaction:
Dividends payable on shares already acquired under employee share plans of RDS have been automatically used to purchase additional shares.

Consideration for the transaction:
The consideration paid by the relevant Director/PDMR for the shares is the amount of the cash dividend on the existing shareholding (see below).

Classes of security:

Royal Dutch Shell Class A – ordinary shares (“RDSA”)
Royal Dutch Shell Class B – ordinary shares (“RDSB”)

Director/PDMR

Simon Henry 2457.414285 RDSB (listed on London Stock Exchange)
 Consideration : GBP 55,046.08

Matthias Bichsel 1153.509400 RDSA (listed on Euronext Amsterdam)
 Consideration: EUR 29,774.50

Hugh Mitchell 1099.723214 RDSB (listed on London Stock Exchange)
 Consideration: GBP 24,633.80

Hugh Mitchell 4.272027 RDSA (listed on Euronext Amsterdam)
 Consideration: EUR 110.27

Andrew Brown 633.135714 RDSB (listed on London Stock Exchange)
 Consideration: GBP 14,182.24

John Abbott 6.582589 RDSB (listed on London Stock Exchange)
 Consideration: GBP 147.45

Mark Edwards
Deputy Company Secretary

ENQUIRIES:

MEDIA
International: +44 (0) 207 934 5550
USA: +1 713 241 4544

INVESTOR RELATIONS
International: + 31 (0) 70 377 4540
North America: +1 713 241 1042

..............................................................................

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: January 2, 2014	By:	/s/ M Edwards
	Name:	M Edwards
	Title:	Deputy Company Secretary